SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of August, 2004

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter submitted by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, informing the incorporation of a new affiliate.

Santiago, August 2, 2004

Mr.
Enrique Marshall Rivera
Superintendent of Banks and
Financial Institutions
Present

Mr. Superintendent:

According to Articles 9th and 10th of Securities Markets Law N° 18,045 and Chapter 18-10 of the current Regulations of said Superintendency, I inform as an essential information regarding Banco de Chile that on July 28, 2004, BANCHILE TRADE SERVICES LIMITED, a new affiliate wholly owned by Banco de Chile which will act as its trade finance entity in Asia, has been incorporated in Hong Kong under the Companies Ordinance.

Sincerely,

Pablo Granifo Lavín
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2004

Banco de Chile

By:	/S/ Pablo Granifo L.
Pablo Granifo Lavín Chief Executive Officer